Filed by: Exar Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934

Subject Company: hi/fn, inc.

(Commission File No.: 0-24765)

Note: The following is in replacement of the script for Pedro (Pete) P. Rodriguez for Company Update Regarding Exar’s Signing of a Definitive Agreement to Acquire hi/fn, inc. filed previously pursuant to Rule 425.

COMPANY UPDATE REGARDING EXAR’S SIGNING

OF A DEFINITIVE AGREEMENT

TO ACQUIRE HIFN, INC.

EXAR CORPORATION

P. Rodriguez:

Thanks Tom. Good afternoon, everyone. I am excited that Exar has signed a definitive agreement to acquire HIFN. This is a significant step in advancing our strategic and financial objectives. In all of my discussions with investors, analysts and bankers over these past 10 months I have been clear about our direction to provide more complete high value solutions to our key customers and markets. These solutions encompass Analog Mixed Signal content, greater System-on-a-Chip integration and more complete system software. I have also previously discussed a focus on emerging markets where we see a merging of data, networking, telecom and storage. These connectivity markets include the data center, media servers, home gateways, wireless and wireline data backhaul and solid state drives. The acquisition of Hifn moves us further into these focused and strategic areas with high value complementary solutions.

First, let me first review some of the transaction details and then I will provide information on the strategic and tactical benefits of the deal and then open it up for your questions. I also call your attention to the legal disclosure in our press release regarding Forward Looking Statements, and information about the SEC filings for the transaction.

Under the terms of the agreement, Exar plans on acquiring all of the outstanding shares of Hifn. The exchange offer should commence later this week or early next week, followed by a second step merger. In the exchange offer each Hifn stockholder will be able to elect to receive either (i) 0.3529 shares of Exar common stock and $1.60 in cash; or (ii) $4.00 in cash for each share of Hifn stock. The exchange offer is subject to customary closing conditions, including the tender in the exchange offer by Hifn stockholders of shares representing at least a majority of the outstanding shares of Hifn common stock on a fully diluted basis, and is anticipated to close in the second calendar quarter of 2009. Al Sisto, chief executive officer and chairman of the board of directors of Hifn, will join the board of directors of Exar Corporation.

Hifn’s net revenue for FY08 which ended 9/30/08 was $39.4M. The net revenue for the first quarter of FY09 which ended 12/31/08 was $8M. Non-GAAP Gross margins for the quarter ended 12/31/08 were 70%. Non-GAAP net loss was $1.1M. Hifn ended last quarter with $35M in cash, no debt and 14.7 million shares outstanding. Hifn’s top customers include Cisco Systems, EMC, Huawei, and HP.

Hifn provides products that enable data security, compression and optimization in Network, Telecom and Storage systems. An important example of data optimization is deduplication which we expect to be a fast growing storage market and where we will provide market leading solutions.

Hifn products are in the form of Applied Service Processors and Express Cards, or board solutions used in storage applications. These products are complementary with Exar’s products and customers and we believe their coverage can be expanded significantly with Exar’s larger sales channel and highly trained applications engineers. Please see the merger presentation available on the websites of both companies for greater details on strategic rationale including synergy with Exar AMS products, broader connectivity solutions, shared applications, and increased critical mass in development, sales and support.

Exar’s industry leading solutions in Digital Power will benefit Hifn’s ASP solutions and greatly enhance Hifn’s Express Cards by optimizing power and cost.

From a combined entity perspective, we expect this acquisition to appreciably grow our earnings and gross margin through a combination of several million dollars in annualized cost savings and higher gross margin shipments. In the past 22 months we have already demonstrated significant cost savings at Exar and expect to be able to duplicate this post merger, without impacting the ability to deliver, sell and support new winning products. Updated guidance will be provided at our next earnings call, currently scheduled for May 14.

We are excited by the additional focus we can provide to our mutual top tier customers which includes Cisco, Huawei, HP and Alcatel-Lucent as well as Hifn leading customers in the storage space which include EMC, Quantum, Brocade and Network Appliance.

Finally, our post acquisition balance sheet will remain very strong with over $225M in cash, if an all cash transaction and nearly $250M if 60% in stock.

In summary, this is a strategic acquisition where we can jointly provide high value complementary solutions to existing key customers, effectively address new growing markets, take advantage of a larger sales channel, reduce costs, improve overall gross margins and be first to market with next generation winning solutions. We will share more details with you in the coming weeks and after we close this transaction.

We will now open it for your questions.

At call’s end:

Thank you all again for joining today’s conference call. We are very excited about Hifn’s team joining the Exar family and hope you will also after reviewing the data provided. We believe it is a first and very important step towards reaching our strategic and financial goals. We look forward to discussions with you over the next few weeks. Thanks again and have a great day!

About the Transaction

The exchange offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Exar. In connection with the exchange offer, Exar intends to file a registration statement on Form S-4 and a Tender Offer Statement on Schedule TO with the Securities Exchange Commission (the “SEC”) and Hifn intends to file a solicitation/recommendation statement on Schedule 14D-9. Such documents, however, are not currently available. These documents contain important information about the transaction and investors and security holders are urged to read these documents carefully before any decision is made with respect to the exchange offer. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4, Schedule TO, Schedule 14D-9 as well as other filings containing information about Exar and Hifn without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. A free copy of the exchange offer materials, when they become available, may also be obtained from Exar’s website at www.exar.com or from Hifn’s website at www.hifn.com.